Rule 424(b)(3)
                                                                   No. 333-9943

                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated October 6, 1998 and the Prospectus Supplement dated December 18, 1998. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of February 26, 1999, and all references to commitments should be read in that context. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after February 26, 1999, will be reported in a subsequent Supplement.

                                  THE OFFERING

         As of February 26, 1999, the Company had received total subscription proceeds of $73,605,508 (7,360,551 Shares), including 3,730 Shares ($37,299)
issued pursuant to the Reinvestment Plan, from 2,937 stockholders in connection with this offering. As of February 26, 1999, net offering proceeds received by the Company from this offering, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and offering expenses totalled approximately $65,901,000. As of February 26, 1999, the Company had used net offering proceeds and borrowings to invest, directly or indirectly, approximately $51,230,000 in six hotel Properties, to pay $5,000,000 as a deposit on three additional hotel Properties and to pay approximately $4,836,000 in acquisition fees and certain acquisition expenses. As of February 26, 1999, approximately $4,835,000 of net offering proceeds was available to invest in Properties.

                                    BUSINESS

PROPERTY ACQUISITIONS

         Western International Portfolio. In February 1999, the Company executed a series of agreements with Five Arrows Realty Securities II L.L.C. ("Five Arrows"), pursuant to which the Company and Five Arrows formed a jointly-owned real estate investment trust, CNL Hotel Investors, Inc. ("Hotel Investors"), for the purpose of acquiring up to eight hotels from various sellers affiliated with Western International (the "Hotels"). The eight Hotels are either newly constructed or in various stages of completion. When fully built, four of eight Hotels will operate as Courtyard(R) by Marriott(R) hotels, three will operate as Residence Inn(R) by Marriott(R) hotels, and one will operate as a Marriott Suites(R).

         The Company's advisor, CNL Hospitality Advisors, Inc. (the "Advisor"), will act as the advisor to Hotel Investors pursuant to a separate advisory agreement. However, in no event will the Company pay the Advisor fees, including the Company's pro rata portion of Hotel Investors' advisory fees, in excess of amounts payable under its Advisory Agreement. In that capacity, the Advisor has entered into separate purchase agreements for each of the eight Hotels, which agreements include customary closing conditions, including inspection of and due diligence on the completed properties. The aggregate purchase price of all eight Hotels, once acquired, will be approximately $184 million, excluding closing costs.

         In order to fund these purchases, Five Arrows has committed to make an investment of up to $50.9 million in Hotel Investors. The Company has committed to make an investment of up to $40 million in Hotel Investors, which investment will be made through the Company's wholly owned subsidiary, CNL Hospitality Partners, LP ("Hospitality Partners"). Hotel Investors expects to fund the remaining amount of approximately $96.6 million with permanent financing from Jefferson-Pilot Life Insurance Company, secured by Hotel Investors' interests in the properties (the "Hotel Investors Loan"). Hotel Investors intends to use funds from Five Arrows, the Company, and the Hotel Investors Loan proportionately to fund each property acquisition.

March 4, 1999                                   Prospectus Dated October 6, 1998

         In return for their respective funding commitments, Five Arrows will receive a 51% common stock interest and Hospitality Partners will receive a 49% common stock interest in Hotel Investors. As funds are advanced to Hotel Investors, Five Arrows will receive up to 50,886 shares of Hotel Investors' 8% Class A cumulative, preferred stock ("Class A Preferred Stock"), and Hospitality Partners will receive up to 39,982 shares of Hotel Investors' 9.76% Class B cumulative, preferred stock ("Class B Preferred Stock"). The Class A Preferred Stock is exchangeable upon demand into common stock of the Company, as determined pursuant to a formula that is intended to make the conversion not dilutive to the Company's common stockholders.

         Five Arrows has also committed to invest up to $15 million in the Company through the purchase of common stock pursuant to the Company's current public offering, the proceeds of which will be used by the Company to fund approximately 38% of its funding commitment to Hotel Investors. Five Arrows will purchase the Company's stock as properties are acquired by Hotel Investors, as described above. In addition to the above investments, Five Arrows purchased a 10% interest in the Advisor.

         Cash flow from operations of Hotel Investors is expected to be distributed first to Five Arrows with respect to dividends payable on the Class A Preferred Stock. Such dividends are calculated based on Five Arrows' "special investment amount" which, is $1,294.78 per share, which represents the sum of its investment in Hotel Investors and its $15,000,000 investment in the Company on a per share basis, adjusted for any dividends received from the Company.
Then, cash flow from operations is expected to be distributed to the Company with respect to its Class B Preferred Stock. Next, cash flow will be distributed to 100 CNL associates who each own one share of Class C preferred stock in Hotel Investors, to provide a quarterly, cumulative, compounded 8% return. All remaining cash flow from operations will be distributed pro rata with respect to the interest in the common shares.

         On February 25, 1999, Hotel Investors purchased four of the eight Hotels for an aggregate purchase price of $90,448,000 (the "Initial Hotels"). The Initial Hotels are the Courtyard by Marriott located in Plano, Texas (the "Legacy Park Property"), the Marriott Suites located in Dallas, Texas (the "Market Center Property"), the Residence Inn by Marriott located in Las Vegas, Nevada (the "Hughes Center Property") and the Residence Inn by Marriott located in Plano, Texas (the "Dallas Plano Property"). As a result of these purchases, Five Arrows has funded $31,536,824 of its $50,890,000 commitment to Hotel Investors and purchased 31,537 shares of Class A Preferred Stock. In addition, Five Arrows has invested $9,297,056 of its $15 million commitment to the Company. Due to the current stock ownership limitations specified in the Company's Articles of Incorporation, $5,612,311 has been invested in the Company's common stock through the purchase of 590,770 Shares and $3,684,745 was advanced to the Company as a convertible loan, which bears interest at a rate of eight percent per annum. In connection with the acquisitions, the Company has funded $24,778,933 of its $40 million commitment to Hotel Investors and purchased 24,779 shares of Class B Preferred Stock. Hotel Investors has obtained an advance of $47,863,052 relating to the Hotel Investors Loan in order to facilitate the acquisition of the Initial Hotels.

         In connection with Five Arrows' commitment to invest $15 million in the Company, the Advisor and certain Affiliates have agreed to waive certain fees otherwise payable to them by the Company.

         Hotel Investors acquired the Legacy Park Property for $12,694,000 from PLC Hotel Property, Ltd., the Market Center Property for $32,973,000 from Marcen Property, Ltd., the Hughes Center Property for $33,097,000 from LVHC Hotel
Property, Ltd. and the Dallas Plano Property for $11,684,000 from PLR1 Hotel Property, Ltd. In connection with the purchase of the four Properties, Hotel Investors, as lessor, entered into four separate, long-term lease agreements. The lessee of the Initial Hotels is the same unaffiliated lessee. The leases on all four Properties are cross-defaulted. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business Description of Property Leases." The principal features of the leases are as follows:

0 The initial term of each lease expires in approximately 20 years, on December 28, 2018.

0 At the end of the initial lease term, the tenant will have three consecutive renewal options of fifteen years.

0   The leases will require minimum rent payments as follows.

                                                 Minimum Annual Rent
                                      ---------------------------------------
                                                                Year 2 and
           Property                        Year 1               Thereafter
    -----------------------           ----------------       ----------------

    Legacy Park Property                  $1,308,673             $1,341,390
    Market Center Property                 3,399,319              3,484,302
    Hughes Center Property                 3,412,068              3,497,369
    Dallas Plano Property                  1,204,485              1,234,597

0 In addition to minimum rent, for lease years one and two, the leases will require percentage rent equal to 7.75% of the aggregate amount of all room revenues combined, for the Initial Hotels, in excess of a combined threshold of $26,672,000. For lease year three and thereafter, the leases will require percentage rent equal to 7.75% of the aggregate amount of all room revenues combined, for the Initial Hotels, in excess of lease year two actual revenues.

0 The tenant of the Initial Hotels will establish a capital expenditures reserve fund which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the hotel Properties (the "FF&E Reserve"). Deposits to the FF&E Reserve will be made once every four weeks as follows: (i) for the Legacy Park, Hughes Center and Dallas Plano Properties, 1% of gross receipts for the first lease year; 3% of gross receipts for the second lease year; and 5% of gross receipts every lease year thereafter and (ii) for the Market Center Property, 1% of gross receipts for the first lease year; 2% of gross receipts for the second lease year; 3% of gross receipts for the third through fifth lease years; 4% of gross receipts for the sixth through tenth lease years; and 5% of gross receipts for the eleventh lease year and thereafter. Funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve shall be paid, granted and assigned to the Company.

0 The tenant under each lease is required to maintain, for up to three years from the commencement of the last lease for the Hotels to be executed (but in no event earlier than December 31, 2003), a liquid net worth equal to a minimum amount (the "Net Worth Requirement"), which may be used solely to make payments under the leases. The Net Worth Requirement may be reduced after twelve months to the extent by which payment of rent exceeds cash available for lease payments (gross revenues less property expenses) derived from the leased Hotels during the one-year period. In addition, the Net Worth Requirement terminates at such time that cash available for lease payments for all of the leased Hotels equals 125% of total minimum rent due under the leases; or that the lease is terminated pursuant to its terms (other than for an event of default).

         The estimated federal income tax basis of the depreciable portion of the Properties is as follows.

         Legacy Park Property                $11,224,000
         Market Center Property               30,623,000
         Hughes Center Property               29,788,000
         Dallas Plano Property                10,470,000

         Each of the Properties are newly constructed hotels which recently commenced operations. The Legacy Park Property is located approximately 25 miles north of the city of Dallas and has 153 guest rooms and five suites. The Market Center Property is approximately two miles northwest of the Dallas central business district and has 266 guest suites. The Hughes Center Property is in a commercial park located east of the Las Vegas strip and has 256 guest suites. The Dallas Plano Property is located approximately 25 miles north of the city of Dallas and has 126 guest suites. Other lodging facilities located in proximity to the Legacy Park Property include a Hampton Inn, a Fairfield Inn(R) by Marriott(R), a LaQuinta Inn & Suites and another Courtyard by Marriott. Other lodging facilities located in proximity to the Market Center Property include a Renaissance(R) Hotel, an Embassy Suites, a Sheraton Suites, a Wyndham Garden Hotel and a Courtyard by Marriott. Other lodging facilities located in proximity to the Hughes Center Property include an AmeriSuites, a Hawthorn Suites and another Residence Inn by Marriott. Other lodging facilities located in proximity to the Dallas Plano Property include a Homewood Suites, a Bradford Suites, a Mainstay Suites, a La Quinta Inn & Suites, a Courtyard by Marriott and another Residence Inn by Marriott.

         The brands, Residence Inn by Marriott, Courtyard by Marriott and Marriott Hotels, Resorts and Suites(R) are part of Marriott International's portfolio of brands. According to data obtained in February 1999 from Marriott's Market Planning & Feasibility department, Marriott International is one of the world's leading hospitality companies, managing the most hotels worldwide and is ranked as the sixth largest hotel company overall by brand (based on number of rooms in 1997). According to Marriott data, as of September 1998, Marriott International had more than 1,600 units (or properties), for an aggregate of more than 315,000 rooms worldwide. Although Marriott International has entered into a management agreement relating to the Initial Hotels, it has not guaranteed the payments due under the leases.

         Each Residence Inn by Marriott hotel typically offers daily complimentary breakfast and newspaper, an evening hospitality hour, a swimming pool, heated whirlpool and Sport Court(R). Guest suites provide in-room modem jacks, separate living and sleeping areas and a fully equipped kitchen with appliances and cooking utensils. According to Marriott, as of September 1998, there were over 250 Residence Inn hotels in the United States and four in Canada and Mexico. With a usage rate of more than 83% among extended stay chains, Residence Inn by Marriott is the top U.S. extended stay lodging brand, appealing to travelers who need a room for five or more consecutive nights, according to Marriott Marketing Planning and Feasibility, February 1999.

         Each Courtyard by Marriott features a residential atmosphere, a restaurant, lounge, meeting space, exercise room and swimming pool. According to data obtained in February 1999 from Marriott's Marketing Planning & Feasibility department, Courtyard by Marriott is a leading moderate price lodging chain featuring a residential atmosphere. According to Marriott, as of September 1998, there were more than 340 Courtyard hotels across the United States, Canada and abroad.

         Marriott Hotels, Resorts and Suites is Marriott International's flagship brand of upscale, full-service hotels and resorts. Each of the Marriott Hotels, Resorts and Suites features multiple restaurants and lounges, health club, swimming pool, gift shop, concierge level, business center and meeting facilities. According to Marriott, as of September 1998, there were over 340 Marriott Hotels, Resorts and Suites worldwide.

PENDING INVESTMENTS

         As of February 26, 1999, the Company had initial commitments to acquire indirectly, seven hotel properties. The acquisition of each of these properties is subject to the fulfillment of certain conditions. In order to acquire these properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by the Company. If acquired, the leases of these properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business - Description of Property Leases."

         Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.



                                    Estimated
                                    Purchase        Lease Term and              Minimum Annual
Property                              Price         Renewal Options                  Rent                      Percentage Rent
--------                            ---------       ---------------             --------------                 ---------------
Courtyard by Marriott                  (2)      15 years; two ten-year      10% of the Company's        for each lease year after
Orlando, FL (1)                                 renewal options             total cost to purchase      the second lease year, 7%
(the "Courtyard Little Lake Bryan                                           the property                of revenues in excess of
Property")                                                                                              revenues for the second
Hotel to be constructed                                                                                 lease year

Fairfield Inn by Marriott              (2)      15 years; two ten-year      10% of the Company's        for each lease year after
Orlando, FL (1)                                 renewal options             total cost to purchase      the second lease year, 7%
(the "Fairfield Inn Little Lake                                             the property                of revenues in excess of
Bryan Property")                                                                                        revenues for the second
Hotel to be constructed                                                                                 lease year

SpringHill Suites by Marriott          (2)      15 years; two ten-year      10% of the Company's        for each lease year after
Orlando, FL (1)                                 renewal options             total cost to purchase      the second lease year, 7%
(the "SpringHill Suites Little                                              the property                of revenues in excess of
Lake Bryan Property")                                                                                   revenues for the second
Hotel to be constructed                                                                                 lease year

Courtyard by Marriott               $17,085,000  approximately 20 years;   10.309% of the total cost   for the first and second
Addison, TX (3)(4)(5)(6)                         three 15-year renewal     to purchase the Property;   lease years, 7.75% of room
(the "Courtyard Addison                          options                   increases to 10.567%        revenues in excess of the
Property")                                                                 after the first lease year  second year pro forma
Hotel to be constructed                                                                                revenues; and for the third
                                                                                                       lease year and thereafter,
                                                                                                       7.75% of room revenues in
                                                                                                       excess of the second year
                                                                                                       actual revenues

Courtyard by Marriott               $19,614,000  approximately 20 years;   10.309% of the total cost   for the first and second
Scottsdale, AZ (3)(4)(5)(6)                      three 15-year renewal     to purchase the Property;   lease years, 7.75% of room
(the "Courtyard Scottsdale                       options                   increases to 10.567%        revenues in excess of the
Property")                                                                 after the first lease year  second year pro forma
Hotel to be constructed                                                                                revenues; and for the third
                                                                                                       lease year and thereafter,
                                                                                                       7.75% of room revenues in
                                                                                                       excess of the second year
                                                                                                       actual revenues



                                Estimated
                                Purchase        Lease Term and            Minimum Annual
Property                          Price         Renewal Options                Rent                     Percentage Rent
--------                        ---------       ---------------           --------------                ---------------


Courtyard by Marriott        $35,801,000    approximately 20 years;  10.309% of the total cost    for the first and second lease
Seattle, WA (3)(4)(5)(6)                    three 15-year renewal    to purchase the Property;    years, 7.75% of room revenues in
(the "Courtyard Seattle                     options                  increases to 10.567% after   excess of the second year pro
Property")                                                           the first lease year         forma revenues; and for the third
Hotel to be constructed                                                                           lease year and thereafter, 7.75%
                                                                                                  of room revenues in excess of the
                                                                                                  second year actual revenues

Residence Inn by Marriott    $21,352,000    approximately 20 years;  10.309% of the total cost    for the first and second lease
Phoenix, AZ (3)(4)(5)(6)                    three 15-year renewal    to purchase the Property;    years, 7.75% of room revenues in
(the "Residence Inn Phoenix                 options                  increases to 10.567% after   excess of the second year pro
Property")                                                           the first lease year         forma revenues; and for the third
Hotel to be constructed                                                                           lease year and thereafter, 7.75%
                                                                                                  of room revenues in excess of the
                                                                                                  second year actual revenues


------------------------------------

FOOTNOTES:

(1)      The leases for the  Courtyard  Little Lake  Bryan,  the  Fairfield  Inn
         Little  Lake  Bryan  and  the  SpringHill   Suites  Little  Lake  Bryan
         Properties are expected to be with the same unaffiliated lessee.

(2) The anticipated aggregate purchase price for the Courtyard Little Lake Bryan, Fairfield Inn Little Lake Bryan and SpringHill Suites Little Lake Bryan Properties is approximately $100 million.

(3) The leases for the Courtyard Addison, the Courtyard Scottsdale, the Courtyard Seattle, and the Residence Inn Phoenix Properties (in addition to the Initial Hotels) are expected to be with the same unaffiliated lessee.

(4) The Company, together with an institutional investor, will indirectly acquire these four hotel properties (in addition to the Initial Hotels) through Hotel Investors. (See "Property Acquisitions.")

(5) In connection with the acquisition of the four properties (in addition to the Initial Hotels), Hotel Investors is expected to obtain approximately $96,567,500 in long-term, permanent financing to be used to fund a portion of the purchase prices. Such financing will be secured by the properties, bear interest at a market rate and be nonrecourse to Hotel Investors. (See "Property Acquisitions.")

(6) In connection with the acquisition of the four hotel properties (in addition to the Initial Hotels), an investment of $15,000,000 in the Company and the acquisition of a ten percent interest in the Advisor by the institutional investor, the Advisor and certain of its Affiliates intend to waive or reduce certain fees otherwise payable by the Company. In connection with these transactions, Hotel Investors will pay the advisor of the institutional investor a commitment fee. (See "Property Acquisitions.")

                                     SUMMARY

RECENT DEVELOPMENTS

         The three independent  directors of the Company,  G. Richard Hostetter,
J. Joseph Kruse and Richard C. Huseman, have determined, in order to focus on CNL American Properties Fund, Inc., a public, unlisted real estate investment trust for which they also serve as independent directors, that it is in the best interests of the Company that they resign as directors of the Company. Therefore, the Board of Directors has appointed three new independent directors to serve on the Board of Directors until the 1999 stockholder meeting. On February 11, 1999, G. Richard Hostetter, J. Joseph Kruse and Richard C. Huseman resigned from their positions on the Board of Directors. The following describes Charles E. Adams, John A. Griswold and Craig M. McAllaster, the newly appointed directors.

         Charles E. Adams. Independent Director. Mr. Adams is the president and a founding principal with Celebration Associates, Inc., a real estate advisory and development firm with offices in Celebration, Florida and Charlotte, North Carolina. Celebration Associates specializes in large-scale master planned communities, seniors housing and specialty commercial developments. Mr. Adams joined the Walt Disney World Company in 1990 and from 1996 until May 1997 served as vice president of community business development for The Celebration Company and Walt Disney Imagineering. He was responsible for Celebration Education, Celebration Network, Celebration Health and Celebration Foundation, as well as New Business Development, Strategic Alliances, Retail Sales and Leasing, Commercial Sales and Leasing, the development of Little Lake Bryan and Celebration. Previously, Mr. Adams was responsible for the initial residential, amenity, sales and marketing, consumer research and master planning efforts for Celebration. Additionally, Mr. Adams participated in the planning for residential development at EuroDisney in Paris. He was a founding member of the Celebration School Board of Trustees and served as president and founding member of the Celebration Foundation Board of Directors. Mr. Adams is a founding member of the Health Magic Steering Committee and council member on the Recreation Development Council for Urban Land Institute. Before joining The Walt Disney Company in 1990, Mr. Adams worked with Trammell Crow Residential developing luxury apartment communities in the Orlando and Jacksonville, Florida areas. Mr. Adams received a B.A. from Northeast Louisiana University in 1984 and a M.B.A. from Harvard Graduate School of Business in 1989.

         John A. Griswold. Independent Director. Mr. Griswold serves as president of Tishman Hotel Corporation, an operating unit of Tishman Realty & Construction Co., Inc., founded in 1898. Tishman Hotel Corporation is a hotel developer, owner and operator, and has provided such services for more than 85 hotels, totalling more than 30,000 rooms. Mr. Griswold joined Tishman Hotel Corporation in 1985. From 1981 to 1985, Mr. Griswold served as general manager of the Buena Vista Palace Hotel in the Walt Disney World Village. From 1978 to 1981, he served as vice president and general manager of the Homestead Resort, a luxury condominium resort in Glen Arbor, Michigan. Mr. Griswold served as an operations manager for the Walt Disney Company from 1971 to 1978. He was responsible for operational, financial and future planning for multi-unit dining facilities in Walt Disney World Village and Lake Buena Vista Country Club. He is a member of the board of directors of the Florida Hotel & Motel Association and the First Orlando Foundation. Mr. Griswold received a B.S. from the School of Hotel Administration at Cornell University in Ithaca, New York.

         Craig M. McAllaster. Independent Director. Dr. McAllaster has served as director of the executive MBA program at the Roy E. Crummer Graduate School of Business at Rollins College since 1994. Besides his duties as director, he is on the management faculty and serves as executive director of the international consulting practicum programs at the Crummer School. Prior to Rollins College, Dr. McAllaster was on the faculty at the School of Industrial and Labor Relations and the Johnson Graduate School of Management, both at Cornell University, and the University of Central Florida. Dr. McAllaster spent over ten years in the consumer services and electronics industry in management, organizational and executive development positions. He is a consultant to many domestic and international companies in the areas of strategy and leadership. Dr. McAllaster received a B.S. from the University of Arizona in 1973, a M.S. from Alfred University in 1981 and a M.A. and Doctorate from Columbia University in 1987.

         In accordance with the agreements relating to Five Arrows' investment, Five Arrows can nominate one member to the Company's Board of Directors.
Accordingly, in connection with the closing on the Initial Hotels, Matthew W. Kaplan was nominated by Five Arrows and appointed to the Company's Board of Directors. So that a majority of the Board of Directors would continue to be comprised of independent directors, Lawrence A. Dustin was appointed to the Board of Directors at the same time to serve as an additional independent director. Both Mr. Kaplan and Mr. Dustin were appointed on an interim basis to serve until the upcoming annual meeting of stockholders, and were subsequently nominated by the Board of Directors for election at the 1999 stockholder meeting. The following describes Mathew W. Kaplan and Lawrence A. Dustin, the newly appointed directors.

         Matthew W. Kaplan.  Director.  Mr.  Kaplan  serves as a director of the
Advisor, Hotel Investors, CNL Financial Services, Inc. and CNL Financial Corporation. Mr. Kaplan is a managing director of Rothschild Realty Inc. where he has served since 1992, and where he is responsible for securities investment activities including acting as portfolio manager of Five Arrows Realty Securities LLC, a $900 million private investment fund. From 1990 to 1992, Mr. Kaplan served in the corporate finance department of Rothschild Inc., an affiliate of Rothschild Realty Inc. Mr. Kaplan served as a director of Ambassador Apartments Inc. from August 1996 through May 1998 and is a member of the Urban Land Institute. Mr. Kaplan received a B.A. with honors from Washington University in 1984 and a M.B.A. from the Wharton School of Finance and Commerce at the University of Pennsylvania in 1988.

         Lawrence A. Dustin. Independent Director. Mr. Dustin is a principal of BBT, an advisory company specializing in hotel operations, marketing and development. Mr. Dustin has 29 years of experience in the hospitality industry. From 1994 to September 1998, Mr. Dustin served as senior vice president of lodging of Universal Studios Recreation Group, where he was responsible for matters related to hotel development, marketing, operations and management. Mr. Dustin supervised the overall process of developing the five highly themed hotels and related recreational amenities within Universal Studios Escape and provided guidance for hotel projects in Universal City, California, Japan and Singapore. From 1989 to 1994, Mr. Dustin served as a shareholder, chief executive officer and director of AspenCrest Hospitality, Inc., a professional services firm which helped hotel owners enhance both the operating performance and asset value of their properties. From 1969 to 1989, Mr. Dustin held various positions in the hotel industry, including 14 years in management with Westin Hotels & Resorts. Mr. Dustin received a B.A. from Michigan State University in 1968.



                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
                    (formerly CNL American Realty Fund, Inc.)

                          INDEX TO FINANCIAL STATEMENTS



                                                                         Page
                                                                         ----

Pro Forma Consolidated Financial Information (Unaudited):

     Unaudited Pro Forma Consolidated Balance Sheet as of
     December 31, 1998                                                    12

     Unaudited Pro Forma Consolidated Statement of Earnings
     for the Year Ended December 31, 1998                                 13

     Notes to Unaudited Pro Forma Consolidated Financial Statements
     for the Year Ended December 31, 1998                                 14

                         PRO FORMA FINANCIAL INFORMATION


         The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Hospitality Properties, Inc. and subsidiaries (the "Company") gives effect to
(i) the receipt of $43,019,080 in gross offering proceeds from the sale of 4,301,908 shares of common stock pursuant to a registration statement on Form S-11 under the Securities Act of 1933, as amended, effective July 9, 1997, for the period from inception through December 31, 1998 and the application of such funds to purchase two properties, and to pay offering expenses, acquisition fees and miscellaneous acquisition expenses, (ii) the receipt of $30,586,428 in gross offering proceeds from the sale of 3,058,643 additional shares and $3,684,745 from borrowings on a convertible loan, for the period January 1, 1999 through February 26, 1999, and (iii) the application of such funds to purchase four properties indirectly through an investment in a private real estate investment trust, to pay down the three advances on the line of credit totalling $9,600,000, and to pay offering expenses, acquisition fees and miscellaneous acquisition expenses, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 1998, includes the transactions described in (i) above, from its historical balance sheet, adjusted to give effect to the transactions in (ii) and (iii) above, as if they had occurred on December 31, 1998.

         The Unaudited Pro Forma Consolidated Statement of Earnings for the year ended December 31, 1998, includes the historical operating results of the properties described in (i) above that were acquired by the Company during the year ended December 31, 1998 and in (iii) above that were acquired by the Company during the period January 1, 1999 through February 26, 1999, from the later of (1) the date the property became operational or (2) January 1, 1998 to the end of the pro forma period presented.

         This pro forma financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected therein had occurred on the dates, or been in effect during the periods, indicated. This pro forma financial information should not be viewed as predictive of the Company's financial results or conditions in the future.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
                    (formerly CNL American Realty Fund, Inc.)
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             AS OF DECEMBER 31, 1998


                                                                                    Pro Forma
                        ASSETS                                    Historical       Adjustments         Pro Forma
                                                                 -------------     --------------    --------------
Land, building and equipment on operating leases,
    less accumulated depreciation of $384,166                     $28,368,383          $    --          $28,368,383
Investment in private real estate investment trust                         --       26,107,084   (a)     26,107,084
Cash and cash equivalents                                          13,228,923       (2,926,680 ) (a)     10,302,243
Restricted cash                                                        82,407               --               82,407
Certificate of deposit                                              5,016,575               --            5,016,575
Receivables                                                            28,257               --               28,257
Prepaid expenses                                                        9,391               --                9,391
Organization costs, less accumulated amortization
    of $5,221                                                          19,752               --               19,752
Accrued rental income                                                  44,160               --               44,160
Loan costs, less accumulated amortization of $12,980                   78,282               --               78,282
Other assets                                                        1,980,560       (1,100,923 ) (a)        879,637
                                                                -------------     -------------       --------------

                                                                  $48,856,690      $22,079,481          $70,936,171
                                                                ==============    =============       ==============

         LIABILITIES AND STOCKHOLDERS' EQUITY

Line of credit                                                     $9,600,000     $( 9,600,000 ) (a)         $   --
Convertible loan                                                           --        3,684,745   (a)      3,684,745
Accounts payable and accrued expenses                                 333,726         (324,521 ) (a)          9,205
Due to related parties                                                318,937         (292,872 ) (a)         26,065
Security deposits                                                   1,417,500               --            1,417,500
Rents paid in advance                                                   3,489               --                3,489
Interest payable                                                       66,547               --               66,547
                                                                --------------    -------------       --------------
       Total liabilities                                           11,740,199       (6,532,648 )          5,207,551
                                                                --------------    -------------       --------------

                 Stockholders' equity

Preferred stock, without par value.
    Authorized and unissued 3,000,000 shares                                --                --                 --
Excess shares, $.01 par value per share.
    Authorized and unissued 63,000,000 shares                               --                --                 --
Common stock, $.01 par value per share.
    Authorized 60,000,000 shares; issued and
       outstanding 4,321,908 shares; issued and
       outstanding, as adjusted, 7,380,551 shares                      43,219           30,586   (a)         73,805
Capital in excess of par value                                     37,289,402       28,581,543   (a)     65,870,945
Accumulated distributions in excess of net earnings                  (216,130 )             --             (216,130 )
                                                                --------------    -------------       --------------

       Total stockholders' equity                                  37,116,491       28,612,129           65,728,620
                                                                -------------     -------------       --------------


                                                                  $48,856,690      $22,079,481          $70,936,171
                                                                ==============    =============       ==============



                  See accompanying notes to unaudited pro forma
                       consolidated financial statements.




                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
                    (formerly CNL American Realty Fund, Inc.)
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                             Pro Forma
                                                       Historical           Adjustments             Pro Forma
                                                       ------------        --------------         --------------

Revenues:
    Rental income from
       operating leases                                 $ 1,218,500            $1,706,732  (1)        $2,925,232
    FF&E Reserve income                                      98,099               140,000  (2)           238,099
    Interest income                                         638,862              (609,975 )(3)            28,887
    Dividend income                                              --               423,938  (4)           423,938
                                                       -------------
                                                                          ----------------       ----------------
                                                          1,955,461             1,660,695              3,616,156
                                                       -------------      ----------------       ----------------

Expenses:
    Interest expense                                        350,322               441,467  (5)           791,789
    General operating and
       administrative                                       167,951                92,733  (6)           260,684
    Asset management fees to
       related party                                         68,114               106,571  (7)           174,685
    Professional services                                    21,581                    --                 21,581
    Depreciation and amortization                           388,554               545,376  (8)           933,930
                                                       -------------      ----------------       ----------------
                                                            996,522             1,186,147              2,182,669
                                                       -------------      ----------------       ----------------

Earnings Before Equity in Loss
    of Private Real Estate
    Investment Trust                                        958,939               474,548              1,443,487

Equity in Loss of Private Real
    Estate Investment Trust                                      --               (56,464 )(9)           (56,464 )
                                                       -------------      ----------------       ----------------

Net Earnings                                              $ 958,939             $ 418,084            $ 1,377,023
                                                       =============      ================       ================

Earnings Per Share of Common
    Stock (Basic and Diluted) (10)                         $   0.40                                     $   0.51
                                                       =============                             ================

Weighted Average Number of
    Shares of Common Stock
    Outstanding (10)                                      2,402,344                                    2,697,355
                                                       =============                             ================












                  See accompanying notes to unaudited pro forma
                       consolidated financial statements.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
                    (formerly CNL American Realty Fund, Inc.)
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


Unaudited Pro Forma Consolidated Balance Sheet:

(a) Represents gross proceeds of $30,586,428 from the sale of 3,058,643 shares during the period January 1, 1999 through February 26, 1999, the receipt of $3,684,745 from borrowings on a convertible loan, and $2,926,680 in cash and cash equivalents, used (i) to invest, together with an institutional investor, in the formation of a separate, private real estate investment trust for $24,778,933 ($1,295,216 of which had been recorded as other assets as of December 31, 1998), (ii) to pay down three advances on the line of credit totalling $9,600,000, (iii) to pay acquisition fees and costs of $1,950,217 ($427,773 of which was accrued as due to related parties at December 31, 1998), to reclassify from other assets $1,100,923 of acquisition fees and costs previously incurred relating to the indirectly held properties and to pay selling commissions and offering expenses of $2,163,919 which have been netted against stockholders' equity (a total of $189,621 of which was accrued as of December 31, 1998).

         The  pro  forma   adjustment  to  investment  in  private  real  estate
         investment trust as a result of the above transactions was as follows:


                                                                   Acquisition Fees
                                               Estimated             Allocated to
                                              Investment              Investment                Total
                                          --------------------    --------------------    ------------------
             Investment in private
               real estate investment
               trust                              $24,778,933              $1,328,151           $26,107,084
                                          ====================    ====================    ==================

         The Company indirectly acquired an interest in four hotel properties through an investment in a separate, private real estate investment trust, CNL Hotel Investors, Inc. (the "Private REIT"). The Company acquired $24,778,630 of 9.76% Class B cumulative preferred stock and $303 of common stock of the Private REIT. The common stock owned by the Company represents a 49% interest in the Private REIT.

         The investment in common stock will be accounted for using the equity method in accordance with generally accepted accounting principles. Common stock dividends received from the Private REIT will decrease the investment while equity in the net earnings or loss of the Private REIT will increase or decrease the investment.

         The investment in preferred stock of the Private REIT will be accounted for using the cost method with dividends declared by the Private REIT recorded as income on the statement of earnings of the Company.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
                    (formerly CNL American Realty Fund, Inc.)
               NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
                             STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1998

Unaudited Pro Forma Consolidated Statement of Earnings:

(1) Represents rental income from operating leases for the properties acquired as of December 31, 1998, which were operational prior to the acquisition of the property by the Company (the "Pro Forma Properties"), for the period commencing the later of (i) the date the Pro Forma Property became operational by the previous owner or (ii) January 1, 1998, to the end of the pro forma period presented. The following presents the actual date the Pro Forma Properties were acquired or placed in service by the Company as compared to the date the Pro Forma Properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statement of Earnings.
                                                              Date Pro Forma
                                               Date Placed    Property Became
                                               in Service     Operational as
                                             By the Company   Rental Property
                                             --------------   ---------------
         Residence Inn Buckhead (Lenox
           Park) in Atlanta, GA               July 31, 1998   January 1, 1998
         Residence Inn Gwinnett Place
           in Duluth, GA                      July 31, 1998   January 1, 1998

         Generally, the leases provide for the payment of percentage rent in addition to base rental income. However, due to the fact that no percentage rent was due under the leases for the Pro Forma Properties during the portion of 1998 that the Company held the properties, no pro forma adjustment was made for percentage rental income for the years ended December 31, 1998.

(2) Represents capital expenditure reserve funds which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the Pro Forma Properties (the "FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve will be paid, granted and assigned to the Company as additional rent. In connection therewith, FF&E Reserve income was earned at approximately $10,000 per month, per Pro Forma Property.

(3) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts during the periods commencing the later of (i) the dates the Pro Forma Properties became operational by the previous owners and the dates the Private REIT properties became operational or (ii) January 1, 1998, through the end of the pro forma period presented, as described in Note
         (1) above. The estimated pro forma adjustment is based upon the fact that (i) all of the net offering proceeds received during the year ended December 31, 1998 and invested in interest bearing accounts for historical purposes were considered invested in Pro Forma Properties or the investment in the Private REIT for pro forma purposes and (ii) interest income from interest bearing accounts was earned at a rate of approximately four percent per annum by the Company during the year ended December 31, 1998.

(4) Represents dividend income earned on the Company's $24,778,630 investment in the 9.76% Class B cumulative preferred stock of the Private REIT between October 1, 1998 and December 31, 1998, from the dates each of the Private REIT properties became operational. The cash from the Company's investment, along with loan proceeds and funds from an institutional investor were used to purchase four hotel properties which were operational prior to the Company's investment in the Private REIT. The following presents the

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
                    (formerly CNL American Realty Fund, Inc.)
               NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
                             STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1998


Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

         actual date the Private REIT's properties were acquired or placed in service by the Private REIT as compared to the date the Private REIT's properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statement of Earnings:

                                                            Date Private REIT
                                           Date Placed      Properties Became
                                           in Service        Operational as
                                       By the Private REIT   Rental Property
                                       -------------------   ---------------

         Residence Inn Las Vegas, NV    February 25, 1999     October 1, 1998
         Residence Inn Plano, TX        February 25, 1999     October 12, 1998
         Marriott Suites Dallas, TX     February 25, 1999     November 11, 1998
         Courtyard Plano, TX            February 25, 1999     December 23, 1998

(5) Represents interest expense incurred at a rate of 8.8% per annum in connection with the assumed borrowings from the line of credit of $8,600,000 on October 15, 1997 and $1,000,000 on September 10, 1998. It
         was assumed that the $9,600,000 was paid off on December 31, 1998 with proceeds from the convertible loan and offering proceeds.

(6) The Company has incurred operating expenses which, in general, are those expenses relating to administration of the Company on an ongoing basis. Pursuant to the advisory agreement, CNL Hospitality Advisors, Inc. (the "Advisor") is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed in any four consecutive fiscal quarters the greater of two percent of average invested assets or 25 percent of net income (the "Expense Cap"). During the year ended December 31, 1998, the Company's operating expenses exceeded the Expense Cap by $92,733; therefore, the Advisor reimbursed the Company such amount in accordance with the advisory agreement. However, as a result of the increase in pro forma earnings for the year ended December 31, 1998, the Company's operating expenses no longer exceeded the Expense Cap. Therefore, this reimbursement was reversed for pro forma purposes.

(7) Represents asset management fees relating to the Pro Forma Properties for the period commencing the later of (i) the date the Pro Forma Properties became operational by the previous owners or (ii) January 1, 1998, through the end of the pro forma period presented, as described in Note (1) above. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value including investment in the Private REIT (excluding acquisition fees).

(8) Represents depreciation expense of the building and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Properties accounted for as operating leases using the straight-line method. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively. Also represents amortization of the loan origination fee of $48,000 (.5% on the $9,600,000 from borrowings on the line of credit) and $20,762 of other miscellaneous closing costs, amortized under the straight-line method over a period of five years.

                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES
                    (formerly CNL American Realty Fund, Inc.)
               NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL
                             STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED DECEMBER 31, 1998


Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

(9) Represents equity in loss of the investment in the Private REIT. This represents the Company's share of net earnings or loss after deduction of preferred stock dividends declared as described below:


            Private REIT Earnings Before Preferred  Dividends                 $ 752,368
            8% Class A Cumulative Preferred Stock (institutional  investor)    (442,261)
            9.76% Class B Cumulative Preferred Stock (the Company)             (423,938)
            8% Class C Cumulative Preferred Stock (other  investors)            ( 1,402)
            Net Loss of  Private  REIT After Preferred Dividends              $(115,233)
                                                                              ==========

            The Company's 49% Interest in the Loss of the Private REIT        $( 56,464)
                                                                              ==========


(10) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the year ended December 31, 1998.

         As a result of the two Pro Forma Properties being treated in the Pro Forma Consolidated Statement of Earnings as operational since January 1, 1998, the Company assumed approximately 2,206,573 shares of common stock were sold, and the net offering proceeds were available for purchase of these properties. Due to the fact that approximately 1,929,115, of these shares of common stock were actually sold subsequently, during the period January 1, 1998 through May 21, 1998, the weighted average number of shares outstanding for the pro forma period was adjusted.

         In addition, as a result of the investment in the Private REIT being treated in the Pro Forma Consolidated Statement of Earnings as invested pro rata beginning on October 1, 1998 (the date the first property became operational), the Company assumed additional shares of common stock were sold and net offering proceeds were available for investment during the period October 1, 1998 through December 31, 1998. Due to the fact that approximately 857,020 of these shares of common stock were actually sold during the period January 1, 1999 through February 26, 1999, the weighted average number of shares outstanding for the pro forma period was adjusted. Pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted, during the period January 1, 1998 through December 31, 1998.